Exhibit 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES’ SUBSIDIARY ENTERS INTO

BANK FINANCING ARRANGEMENT

HONG KONG, April 29, 2009 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company incorporated in British Virgin Islands, today announced that Guizhou Yongfu Mining Co., Ltd., the Company’s indirect 70%-owned subsidiary based in the People’s Republic of China, had entered into a bank financing agreement to fund construction and development of the Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Coal Mine.

The RMB 200 million (US$29.30 million) long-term loan is being provided by China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. The loan bears interest, payable quarterly commencing June 21, 2009, at an annual rate equal to 30% above the over-5-year official lending rate stipulated by The People’s Bank of China from time to time (currently 5.94% per annum, resulting in a current annual interest rate of 7.722% per annum). The loan is secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd., a company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of China Natural Resources. Guizhou Yongfu drew down RMB 100 million (US$14.65 million) of the loan in April 2009. The RMB100 million (US$14.65 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in December 2009.

The Yongsheng Coal Mine is not yet operational. The estimated cost of mine construction and development is approximately RMB 360 million to RMB 400 million (approximately US$52.74 million to US$58.61 million). Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans.

Mr. Feilie Li, the Company's Chairman, commented on the loan: “The loan signifies the bank’s recognition of the Company’s coal mine acquisition strategy and strong financial position. The loan also reduces our weighted average cost of capital and preserves our internal resources for future acquisitions in coal and non-ferrous metal/iron projects.”

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8253 quoted by The People’s Bank of China as at April 27, 2009. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.